PRESIDIO PROPERTY TRUST, INC.

4995 Murphy Canyon Road, Suite 300

San Diego, California 92123

December 15, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: Presidio Property Trust

Registration Statement on Form S-11

Filed December 15, 2025

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement, as amended, be accelerated so that the same will become effective at 5:00 PM ET on December 17, 2025, or as soon thereafter as is practicable.

Very truly yours,

Presidio Property Trust, Inc.

By:	/s/ Ed Bentzen
Chief Financial Officer